Tenaris S.A. 29, Avenue de la Porte-Neuve L — 2227 LUXEMBOURG R.C.S. Luxembourg B-85.203
August 13, 2012

Mr. Terence O´Brien,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F. Street, N.E.,

Washington DC 20549.

Re:	Tenaris S.A.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filled April 30, 2011
File No. 001-31518

Dear Mr. O´Brien,

On behalf of Tenaris S.A. (the “Company”), we are responding to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter of August 1st, 2012, to Mr. Ricardo Soler, the Company’s Chief Financial Officer.

All responses are keyed to the headings indicated in the Staff’s comment and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all references are to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2011 (the “2011 Form 20-F”).

Form 20-F for the Fiscal Year Ended December 31, 2011

1.	In future filings please quantify the change in your raw material inputs period over period so that an investor can assess the change in raw material costs and discuss whether you have the ability to pass raw material price increases to customers. Please also disclose the approximate amount of steel scrap, pig iron and various scrap substitutes needed to produce a ton of steel. While the amount of raw materials needed will fluctuate based on the specifications of the final products and other factors, an estimate of this amount would provide useful information to an investor regarding your use of raw materials. Disclose the approximate amount of natural gas or electric energy consumed per ton at normal operating levels.

R:	While the Company believes that its disclosure in the 2011 Form 20-F on raw materials, energy and other inputs is responsive to the requirements and instructions of Form 20-F, in future filings, the Company will:

•	to the extent material, quantify changes in raw material costs period over period,

•	discuss its ability to pass raw material price increases to customers; and

•	disclose the approximate amount of key raw materials and energy needed to produce a ton of steel at normal operating levels.

2.	You disclose on page 13 that your ability to make dividend payments and other distributions could be restricted by legal, contractual or other limitations. In future filings please revise your liquidity and capital resources section to discuss the above and other material restrictions on your ability to declare dividends and the impact on your liquidity, financial condition and results of operations. Please provide the disclosures required by Rule 4-08(e) of Regulation S-X. Please also tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X. As part of your response please provide your calculation that demonstrates whether your consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

R:	The Company acknowledges the Staff’s comment. The Company believes, however, that its disclosure in the 2011 Form 20-F on liquidity and capital resources is responsive to the requirements and instructions in Form 20-F.

Pursuant to Rule 4-08(e)(3) of Regulation S-X, “restricted net assets” is defined as the “amount of the registrant’s proportionate share of net assets (after intercompany eliminations) reflected in the balance sheets of its consolidated and unconsolidated subsidiaries as of the end of the most recent fiscal year which may not be transferred to the parent company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).” The Company advises the Staff that as of the end of each of the periods covered in the 2011 Form 20-F, neither the Company’s consolidated subsidiaries were subject to restrictions that prevented them from transferring funds in the form of loans, advances or cash dividends to the Company without the consent of a third party, nor was the Company’s ability to declare dividends adversely affected in any material manner.

The Company notes to the Staff that the risk factor on page 13 was intended to highlight the fact that, due to its status as a holding company, the Company conducts all of its operations through subsidiaries and that, accordingly, its ability to pay cash dividends to shareholders depends on the results of operations and financial condition of its subsidiaries and the ability of its subsidiaries to make dividend payments or other cash distributions; because the Company’s subsidiaries are located in a variety of jurisdictions subject to diverse economic and political conditions, the Company can give no assurances that its subsidiaries will not face transfer restrictions in the future. For further information, we refer the Staff to the disclosure, starting on page 8, in “Item D. Risk Factors – Risks Relating to our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition” and, specifically regarding the growing restrictions that may affect the Company’s Argentine subsidiaries’ future ability to distribute dividends, the disclosure on page 9 (“In the past, the Argentine government and the Argentine Central Bank have imposed restrictions on the transfer of funds outside of Argentina and other exchange controls. Since recent months, Argentina has implemented new controls regarding transfers of funds abroad. Additional controls or restrictions that could be implemented in the future, could limit or restrict our Argentine subsidiaries’ ability to transfer funds abroad. Since 2001, we are required to repatriate U.S. dollars collected in connection with exports from Argentina (including U.S. dollars obtained through advance payment and pre-financing facilities) into Argentina and convert them into Argentine pesos at the market-based floating exchange rate applicable on the date of repatriation. This requirement, and any similar requirement that may be imposed in the future, exposes us to the risk of losses arising from fluctuations in the exchange rate of the Argentine peso.”)

The Company further advises the Staff that it concluded that parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X were not required to be included in the 2011 Form 20-F based on the following considerations:

•	The requirements of Rule 5-04 of Regulation S-X are triggered only if third-party consent is required for an upstream movement of assets from the relevant consolidated subsidiary to the parent.

•

As of the end of each of the periods covered in the Form 20-F, none of the Company’s consolidated subsidiaries was subject to any restrictions that prevented them from transferring assets in the form of loans, advances or cash dividends to the Company without the consent of a third party.

•

Accordingly, the Company confirms that as of the end of each of the periods covered in the Form 20-F, the restricted net assets of its consolidated subsidiaries did not exceed 25% of consolidated total assets.

The Company confirms that in future filings it will provide parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X in the event that the restricted net assets of its consolidated subsidiaries exceed 25% of consolidated total assets as of the end of the most recent fiscal year.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Form 20-F and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,

/s/ Ricardo Soler
Chief Financial Officer

cc:	Tracey McKoy
(Securities and Exchange Commission)

Mervyn Martins
(PricewaterhouseCoopers S.c.)

Cristian J. P. Mitrani
Diego E. Parise
(Mitrani, Caballero, Ojam & Ruiz Moreno)

Robert S. Risoleo
(Sullivan & Cromwell LLP)